Because the electronic format of filing
Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:
Evergreen Special Equity Fund
		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	4,244,978	1.81		2,147,515	10.70
Class B	1,669,509	1.81 		662,148	9.91
Class C	1,158,817	1.81		557,856	9.91
Class I	6,547,419	1.81		1,541,332	11.21
Class IS	279,829	1.81		168,102	10.76